SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 6)*

                             EarthLink Network, Inc.
                           --------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                        --------------------------------
                         (Title of Class of Securities)

                                    270322100
                              -------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                   -----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 27, 1998
                         -----------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 14 Pages

                                  SCHEDULE 13D

CUSIP No.   270322100                                         Page 2 of 14 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
  Number of                                 1,642,040
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   1,642,040
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,642,040

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    5.76%

14       Type of Reporting Person*

                  OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.   270322100                                         Page 3 of 14 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 1,642,040
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
   Each
  Reporting                9        Sole Dispositive Power
   Person                                   1,642,040
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,642,040

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    5.76%

14       Type of Reporting Person*

                  PN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.   270322100                                         Page 4 of 14 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 1,642,040
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
   Each
  Reporting                9        Sole Dispositive Power
   Person                                   1,642,040
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,642,040

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    5.76%

14       Type of Reporting Person*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.   270322100                                         Page 5 of 14 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 1,642,040
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   1,642,040
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,642,040

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    5.76%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.   270322100                                         Page 6 of 14 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 256,727
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  1,642,040
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   256,727
    With
                           10       Shared Dispositive Power
                                            1,642,040

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,898,767

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [_]

13       Percent of Class Represented By Amount in Row (11)

                                    6.66%

14       Type of Reporting Person*

                  IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.   270322100                                         Page 7 of 14 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  1,642,040
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            1,642,040

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,642,040

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    5.76%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          This Amendment No. 6 to Schedule 13D relates to shares of common stock, $0.01 par value per share (the "Shares"), of EarthLink Network, Inc. (the "Issuer"). This Amendment No. 6 supplementally amends the initial statement on
Schedule 13D dated February 3, 1997 and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 6 is being filed by the Reporting Persons to report that as a result of the recent disposition of Shares of the Issuer, the number of Shares of which certain of the Reporting Persons may be deemed the beneficial owners has decreased by more than one percent of the total outstanding Shares. The numbers set forth herein have been adjusted to reflect a two-for-one stock split effected by the Issuer on July 21, 1998. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.


Item 2.   Identity and Background.

          This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

          i)   Quantum Industrial Partners LDC ("QIP");

          ii)  QIH Management Investor, L.P. ("QIHMI");

          iii) QIH Management, Inc. ("QIH Management");

          iv)  Soros Fund Management LLC ("SFM LLC");

          v)   Mr. George Soros ("Mr. Soros");

          vi)  Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller").

          This Statement relates to the Shares held for the accounts of QIP and Mr. Soros.

          Updated information concerning the Managing Directors of SFM LLC is set forth in Annex A hereto and incorporated herein by reference.

Item 3.   Source and Amount of Funds or Other Consideration.

          Pursuant to a cashless exercise on September 25, 1998, QIP converted 133,400 warrants into 108,808 Shares and Mr. Soros converted 47,200 warrants into 38,499 Shares.

Item 5.   Interest in Securities of the Issuer.

               (a) (i) Each of QIP, QIHMI, QIH Management, SFM LLC and Mr. Druckenmiller may be deemed the beneficial owner of the 1,642,040 Shares held for the account of QIP (approximately 5.76% of the total number of Shares outstanding).

                    (ii) Mr. Soros may be deemed the beneficial owner of 1,898,767 Shares (approximately 6.66% of the total number of Shares outstanding). This number includes (A) 256,727 Shares held directly for his personal account and (B) 1,642,040 Shares held for the account of QIP.

               (b) (i) Each of QIP, QIHMI, QIH Management and SFM LLC (by virtue of the QIP contract) may be deemed to have the sole power to direct the voting and disposition of the 1,642,040 Shares held for the account of QIP.

                    (ii) Each of Mr. Soros and Mr. Druckenmiller, as a result of their positions with SFM LLC, may be deemed to have shared power to direct the voting and disposition of the 1,642,040 Shares held for the account of QIP.

                    (iii)Mr. Soros has the sole power to vote and dispose of the 256,727 Shares held for his personal account.

               (c) Except for the transactions disclosed in Annex B hereto, which were effected in routine brokerage transactions, and as set forth in Item 3, there have been no transactions effected with respect to the Shares since August 31, 1998 (60 days prior to the date hereof) by any of the Reporting Persons.

               (d) (i) The shareholders of QIP, including Quantum Industrial Holdings, Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QIP in accordance with their ownership interests in QIP.

                    (ii) Mr. Soros has the sole right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for his personal account.

               (e)       Not applicable.

          Each of QIP, QIHMI, QIH Management, SFM LLC and Mr. Druckenmiller expressly disclaims beneficial ownership of any Shares held directly for the account of Mr. Soros.

                                   SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: October 30, 1998

                                   QUANTUM INDUSTRIAL PARTNERS LDC

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact


                                   QIH MANAGEMENT INVESTOR, L.P.

                                   By:  QIH Management, Inc.,
                                        its General Partner

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Vice President


                                   QIH MANAGEMENT, INC.

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Vice President


                                   SOROS FUND MANAGEMENT LLC

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Assistant General Counsel


                                  GEORGE SOROS

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact

                                   STANLEY F. DRUCKENMILLER

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact

                                     ANNEX A


          The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC, as well as the number of Shares, if any, held for the account of each:

                                                             Number of Shares
                                                             ----------------
Scott K. H. Bessent
Walter Burlock
Brian J. Corvese
L. Kevin Dann
Jeffrey L. Feinberg
Arminio Fraga
Gary Gladstein..................................................... 0
Ron Hiram
Robert K. Jermain
David N. Kowitz
Alexander C. McAree
Paul McNulty....................................................... 0
Gabriel S. Nechamkin
Steven Okin
Lief D. Rosenblatt
Frank Sica
Mark D. Sonnino
Filiberto H. Verticelli
Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

To the best of the Reporting Persons' knowledge:

          (a) Except for the cashless exercise by Paul McNulty of 100 warrants into 82 Shares on September 25, 1998 and for the transactions set forth below, each of the Managing Directors has not effected any transactions in the Shares since August 31, 1998 (60 days prior to the date hereof).


                                        Date of             Nature of           Number              Price
For the Account of                    Transaction          Transaction         of Shares          Per Share
------------------                    -----------          -----------         ---------          ---------

Paul McNulty                           10/16/98                SELL                600             $37.0625

Gary Gladstein                         10/01/98                SELL              1,000             $39.3750



          (b) Except as set forth in the Initial Statement and for the Subscription Agreement, which is incorporated herein by reference, none of the Managing Directors has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

          An aggregate of 53,650 Shares are held in five separate irrevocable trusts for the children of Mr. Soros, one of the trustees of which is Mr. Gary Gladstein. The Reporting Persons disclaim beneficial ownership of any shares held in the aforementioned trusts for the benefit of the children of Mr. Soros.



                                                                                                                Page 14 of 14

                                                           ANNEX B

                                          RECENT TRANSACTIONS IN THE COMMON STOCK OF
                                                   EARTHLINK NETWORK, INC.






                                                   Date of                                 Number of           Price Per
For the Account of                               Transaction           Activity              Shares             Share
------------------                               -----------           --------            ---------           ---------

Quantum Industrial Partners LDC                   10/15/98               SELL                84,000             $37.4510

                                                  10/16/98               SELL                4,200              $37.5000

                                                  10/20/98               SELL                50,400             $37.0000

                                                  10/27/98               SELL                42,000             $41.0000

                                                  10/27/98               SELL                43,700             $41.1754



George Soros                                      10/15/98               SELL                13,000             $37.4510

                                                  10/16/98               SELL                 650               $37.5000

                                                  10/20/98               SELL                7,800              $37.0000

                                                  10/27/98               SELL                6,500              $41.0000

                                                  10/27/98               SELL                6,800              $41.1754



